SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

ULTRATECH, INC.

(Name of Issuer)

Common Stock, par value $0.001 Per Share

(Title of Class of Securities)

904034105

(CUSIP Number)

Gregory A. Robbins

Senior Vice President and

General Counsel

Veeco Instruments Inc.

Terminal Drive

Plainview, New York 11803

(516) 677-0200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With copies to:

Thomas J. Knox, Esq.

Lawrence R. Bard, Esq.

Morrison & Foerster LLP

1650 Tysons Blvd.

Suite 400

McLean, VA 22102

(703) 760-7700

February 2, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 904034105

1	Names of Reporting Persons Veeco Instruments Inc.*

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,564,023

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,564,023

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,564,023†

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.75%‡

14	Type of Reporting Person CO

*As a result of the transactions discussed in Item 4 of this Schedule 13D, the reporting person may be deemed to be a member of a group under Rule 13d-5 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

† Beneficial ownership of the common stock is being reported because the reporting person may be deemed to have beneficial ownership of such common stock as a result of the relationships described under Items 2, 3 and 4 of this Schedule 13D.  Neither the filing of this Schedule 13D nor any of its contents will be deemed to constitute an admission by the reporting person that it is the beneficial owner of any shares of common stock disclosed under this Schedule 13D for purposes of sections 13(d) and 13(g) of the Exchange Act, or for any other purpose and such beneficial ownership is expressly disclaimed.

‡The calculation of this percentage is based on 27,205,940 shares of common stock outstanding as of March 1, 2017 (as provided to the Reporting Person (as defined below) by Ultratech, Inc.).

CUSIP No. 904034105

Item 1.                      Security and Issuer

This statement on Schedule 13D (“Schedule 13D”) relates to the common stock, par value $0.001 per share (the “common stock”), of Ultratech, Inc., a Delaware corporation (“Ultratech”), whose principal executive offices are located at 3050 Zanker Road, San Jose, California 95134.

Item 2.                    Identity and Background

This Schedule 13D is being filed by Veeco Instruments Inc., a Delaware corporation (“Veeco” or the “Reporting Person”).

The principal business of Veeco is designing, developing, manufacturing, marketing, and supporting thin film equipment to meet the demands of key global trends such as improving energy efficiency, enhancing mobility, and increasing connectivity.

The principal business and principal office address of Veeco is Terminal Drive, Plainview, New York 11803.

The name, business address, present principal occupation or employment, citizenship of each executive officer and director (or persons performing similar functions) of the Reporting Person is set forth on Attachment A at the end of this Schedule 13D.

During the last five years neither the Reporting Person, nor any of the persons set forth on Attachment A, to the best knowledge of the Reporting Person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or were party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                   Source and Amount of Funds or Other Consideration

As more fully described in Item 4, the Supporting Stockholders (as defined below) entered into the Support Agreement (as defined below) with Veeco.  The Support Agreement was made to induce Veeco to enter into the Merger Agreement.  The Reporting Person did not use any funds in connection with the Support Agreement except for transaction expenses incurred in connection with the Merger Agreement (as defined below).

Item 4.                    Purpose of Transaction

The Merger Agreement

On February 2, 2017, Veeco and Ulysses Acquisition Subsidiary Corp., a Delaware corporation (the “Merger Sub”) entered into the Agreement and Plan of Merger (the “Merger Agreement”) with Ultratech , pursuant to which, among other things, Merger Sub will be merged with and into Ultratech (the “Merger”), with Ultratech surviving the Merger as a wholly owned subsidiary of Veeco. At the time the Merger becomes effective (the “Effective Time”), each outstanding share of common stock, par value $0.001 per share, of Ultratech (“Company Stock”) (other than shares of Company Stock held by Veeco or Ultratech (as treasury shares) or their respective subsidiaries or holders of Company Stock, if any, who properly exercise their appraisal rights under the General Corporation Law of the State of Delaware) outstanding immediately prior to the Merger will be automatically cancelled and converted into the right to receive (a) $21.75 in cash, without interest (the “Cash Consideration”) and (b) 0.2675 of a share of the common stock of Veeco (“Veeco Common Stock”), par value $0.01 per share (the “Stock Consideration” and, together with the Cash Consideration, the “Merger Consideration”).

The closing of the Merger is subject to the adoption of the Merger Agreement by the affirmative vote of the holders of at least a majority of the outstanding shares of Company Stock (the “Company Stockholder Approval”). The closing of the Merger is also subject to various customary conditions, including the absence of any temporary restraining order, preliminary or permanent injunction or other judgment issued by any court of competent jurisdiction enjoining or otherwise prohibiting the consummation of the Merger; the Securities and Exchange Commission (the “SEC”) having declared effective a Form S-4 with respect to, and the authorization on the Nasdaq Global Select Market of, the shares of Veeco Common Stock issuable in connection with the Merger; the accuracy of the representations and warranties contained in the Merger Agreement; compliance with the covenants and agreements in the Merger Agreement in all material respects; and no material adverse effect on either Ultratech or Veeco. The closing of the Merger is not subject to a financing condition.

This description of the Merger Agreement does not purport to be complete and is qualified in its entirety by the Merger Agreement which is attached as Exhibit 2.1 to the Form 8-K filed by Veeco on February 3, 2017, incorporated into this Schedule 13D as Exhibit 1 and incorporated into this Item 4 by this reference.

The Support Agreement

In accordance with the Merger Agreement, certain stockholders of Ultratech (including certain members of the Company’s management and all members of Board) who are beneficial owners of approximately 5.75% of the outstanding shares of Company Stock entered into a Support Agreement, dated February 2, 2017, with Veeco whereby such stockholders agreed, among other things, to vote the shares of Company Stock owned and/or controlled by such stockholder in favor of approval of the Merger, adoption of the Merger Agreement and the consummation of the Merger, as well as such other matters set forth in the Support Agreements. Each Support Agreement also contains a “lock-up” provision that, subject to limited exceptions, prevents the stockholders party thereto from transferring their shares of Company Stock. Each Support Agreement terminates upon the earliest of (i) the Effective Time, (ii) the termination of the Merger Agreement and (iii) the date on which the Ultratech Board of Directors changes its recommendation that Ultratech’s stockholders adopt the Merger Agreement

This description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Support Agreement which is attached as Exhibit 10.1 to the Form 8-K filed by Veeco on February 3, 2017, incorporated into this Schedule 13D as Exhibit 2 and is incorporated into this Item 4 by this reference.

Purpose of Transactions

The acquisition of the securities of Ultratech may be deemed to have been taken in furtherance of the transactions described above.  The ultimate plan is for Veeco, through Merger Sub, to acquire control of the entire equity interest in Ultratech.  The Support Agreement was entered into to induce Veeco to enter into the Merger Agreement.

Upon completion of the Merger:

•                  Ultratech will become a wholly-owned subsidiary of  Veeco,

•                  The Company Stock will cease to be freely traded or listed on the Nasdaq Global Select Market,

•                  The class of Company Stock will be deregistered under the Exchange Act, and

•                  Veeco will control the board of directors of Ultratech and will make other changes in Ultratech’s governing documents as it may deem appropriate.

Except as disclosed in this Schedule 13D, the Reporting Person does not have any plans or proposals that relate to, or would bring about, any of the results described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.            Interest in Securities of the Issuer

(a) and (b)

Pursuant to the Support Agreement and certain relationships, Veeco may be deemed to own beneficially 1,564,023 Company Shares which constitutes approximately 5.75% of the class of Company Shares.  The percentages are based on 27,205,940 Company Shares outstanding as of March 1, 2017 as provided to the Reporting Person by Ultratech.

Veeco may be deemed to share the power to vote or direct the vote, and share the power to dispose or direct the disposition of, 1,564,023 Company Shares or approximately 5.75% of the class of Company Shares.

Other than for purposes of Rule 13d-3, the foregoing statements will not be deemed to constitute an admission by the Reporting Person that the Reporting Person is the beneficial owner of any shares of common stock disclosed under this Schedule 13D for purposes of Sections 13(d) and 13(g) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.  To the Reporting Person’s knowledge, no Company Shares are beneficially owned by any person listed on Attachment A.

(c)

Neither the Reporting Person nor any of the persons listed on Attachment A, to the Reporting Person’s best knowledge, has effected any transactions in Company Shares.

(d)

None.

(e)

Not Applicable.

Item 6.                  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information disclosed under Items 3, 4 and 5 is incorporated by reference into this Item 6.  The agreements listed as exhibits to this Schedule 13D are further incorporated by reference herein.

Other than the Merger Agreement and Support Agreement described above, to the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Person or any person listed on Attachment A and any person with respect to any securities of Ultratech including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.                    Materials to be Filed as Exhibits

Exhibit
Number	Description

1

Agreement and Plan of Merger, dated as of February 2, 2017, by and among Ultratech, Inc., Veeco Instruments Inc. and Ulysses Acquisition Subsidiary Corp. (incorporated by reference to Exhibit 2.1 to Veeco’s Form 8-K filed on February 3, 2017).

2	Form of Support Agreement (incorporated by reference to Exhibit 10.1 to Veeco’s Form 8-K filed on February 3, 2017).

CUSIP No. 904034105

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 13, 2017

Veeco Instruments Inc.

By:	/s/ Gregory A. Robbins
Name: Gregory A. Robbins
Title: Senior Vice President and General Counsel

CUSIP No. 904034105

Attachment A

Listed below are the names, citizenship and present principal occupation or employment of the executive officers and directors of Veeco.  The principal address of Veeco disclosed in Item 2 above is incorporated into this Attachment A with respect to the executive officers and directors of Veeco.

Directors

Name	Citizenship	Present Principal Occupation or Employment
Kathleen A. Bayless	United States of America	Retired
Richard A. D’Amore	United States of America	General Partner of North Bridge Venture Partners
Gordon Hunter	United States of America	Executive Chairman of Littelfuse, Inc.
Keith D. Jackson	United States of America	President, Chief Executive Officer and a director of ON Semiconductor Corporation
John R. Peeler	United States of America	Chairman and Chief Executive Officer of Veeco
Peter J. Simone	United States of America	Retired
Thomas St. Dennis	United States of America	Chairman of FormFactor, Inc.

Executive Officers

Name	Citizenship	Present Principal Occupation or Employment
John R. Peeler	United States of America	Chairman and Chief Executive Officer of Veeco
William J. Miller, Ph.D.	United States of America	President of Veeco
Shubham Maheshwari	United States of America	Executive Vice President and Chief Financial Officer of Veeco
John P. Kiernan	United States of America	Senior Vice President, Finance, Chief Accounting Officer, Corporate Controller and Treasurer of Veeco